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10029708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
15803 ~~8-05247~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Execution Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 International Drive
(No. and Street)

Rye Brook	**New York**	**10573**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine J. Stilo — **(914) 312-2310**
(Area Code - Telephone No.)

SEC Mail Processing
Section
MAR 01 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is not contained in this Report*

Not Applicable
(Name - *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, Mark Varrichio and Christine J. Stilo, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to ITG Execution Services, Inc. for the year ended December 31, 2009 are true and correct, and such financial statements and supplementary schedules will be made available promptly to all members and allied members of the NYSE Group, Inc. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date 2/27/10

Managing Director
Title

Signature Date 2/27/10

Director
Title

Notary Public

ANDREW M. SABOGAL
Notary Public, State of New York
No. 01SA6121206
Qualified in Westchester County
Commission Expires January 10, 2013

ITG EXECUTION SERVICES, INC.
(A wholly owned subsidiary of Hoenig Group Inc.)

Consolidated Statement of Financial Condition
December 31, 2009

ITG EXECUTION SERVICES, INC.

(A wholly owned subsidiary of Hoenig Group Inc.)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	645,021
Due from affiliates		5,222
Exchange memberships owned, at cost		7,150
Other assets		33,220
Total assets	$	690,613

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	3,563
Accounts payable and accrued expenses		70,015
Total liabilities		73,578
Stockholder's equity:		
Common stock, $0.50 par value; 100,000 shares authorized; 2,394 issued and outstanding		1,197
Additional paid-in capital		1,777,597
Accumulated deficit		(228,261)
Treasury stock at cost, 237 shares		(933,498)
Total stockholder's equity		617,035
Total liabilities and stockholder's equity	$	690,613

ITG EXECUTION SERVICES, INC.

(A wholly owned subsidiary of Hoenig Group Inc.)

Statement of Financial Condition

December 31, 2009

(1) Organization and Basis of Presentation

ITG Execution Services, Inc. (the "Company"), is a broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of the NYSE Group ("NYSE"). The Company is a Delaware Corporation that is a wholly-owned subsidiary of Hoenig Group Inc. ("Group"). Group in turn, is a wholly owned subsidiary of Investment Technology Group, Inc. (the "Parent"). The Company conducted floor brokerage activities on the NYSE on behalf of an affiliate, ITG Inc. ("ITG"), its sole customer through June 30, 2007. Since that time, the Company has not conducted any floor brokerage activities.

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

On June 30, 2009, the Financial Accounting Standards Board ("FASB") issued an accounting standard establishing the newly created FASB Accounting Standards Codification ™ ("ASC" or "FASB Codification") as the source of authoritative accounting principles under U.S. GAAP. The FASB Codification is a major restructuring of accounting and reporting standards designed to simplify user access to all authoritative U.S. GAAP by providing the authoritative literature in a topically organized structure. The FASB Codification became effective for interim and annual periods ending after September 15, 2009. References to pre-codification standards may continue to be used when there is no codification reference.

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents are carried at fair value. Liabilities are carried at amounts approximating fair value.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. At December 31, 2009, the Company has one seat each on the Midwest Exchange ("CHX"), NYSE/ARCA ("ARCA") and NASDAQ OMX BX ("BSE"), none of which had any permanent impairment.

Income Taxes

The Company is included in the consolidated Federal, state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis and current income taxes due to Parent are made pursuant to a Tax Sharing Agreement between the Company and Parent.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Contingent income tax liabilities are recorded when the criteria for loss recognition under ASC 740, *Income Taxes* have been met. Specifically, ASC 740 requires the determination of whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

Recent Accounting Pronouncements

In May 2009, the FASB issued guidance regarding the general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the Statement of Financial Condition is issued. The standard requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the Statement of Financial Condition was issued or was available to be issued. It became effective with interim and annual financial periods ending after June 15, 2009.

In April 2009, the FASB issued guidance amending the requirements for disclosures about fair value of financial instruments for interim and annual reporting periods. The amendment provides additional guidance on determining when the volume and level of activity for an asset or liability has significantly decreased as well as guidance on identifying circumstances when a transaction may not be considered orderly. The guidance is effective with interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.

(3) Fair Value Measurements

The Company adopted the accounting prescribed by ASC 820, *Fair Value Measurements and Disclosures*, for financial assets and liabilities on January 1, 2008. The partial adoption of ASC 820, as it relates to financial assets and liabilities did not have any impact on the results of operations or financial position, other than additional disclosures. During 2009, the Company adopted ASC 820 with regards to non-financial assets and liabilities, which also did not have any impact on the results of operations or financial position.

ASC 820 applies to all financial instruments that are measured and reported on a fair value basis. The Company includes items reported at fair value in "securities owned, at fair value" and "cash and cash equivalents" on the Statement of Financial Condition.

As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often uses certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company categorizes our fair value measured financial instruments according to the fair value hierarchy prescribed by ASC 820. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2009 consists of an investment in a U.S. Government money market fund of $537,060 which is included in Cash and cash equivalents. The Company does not currently have any Level 1 liabilities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 assets or liabilities.

(4) Income Taxes

For the year ended December 31, 2009, the Company's operations were included in the consolidated Federal income tax return of the Parent. The Company accounts for income taxes as if it were a separate entity.

Amounts due for income taxes are payable to the Parent and are netted in due to affiliates on the Statement of Financial Condition at December 31, 2009.

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax liability of $4,775 as of December 31, 2009, which is included in other assets in the Statement of Financial Condition.

At December 31, 2009, management of the Company believes that it is more likely than not that future reversals of existing taxable temporary differences and anticipated future taxable income will be sufficient to realize the gross deferred tax assets.

Tax Uncertainties

Under ACS 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Statement of Financial Condition from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

(5) Related Party Transactions

In the normal course of business, the Parent and/or ITG may receive and disburse cash on behalf of the Company. This net activity is reflected in due to Parent and due to affiliates on the accompanying Statement of Financial Condition at December 31, 2009.

(6) Off-Balance Sheet Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. Cash and cash equivalents are deposited with high credit quality financial institutions.

(7) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2009, the Company had net capital of $560,702 which was $555,702 in excess of required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.13 to 1.

Dividends or withdrawals of capital can not be made to Parent from the Company if they are needed to comply with regulatory requirements.